

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 15, 2025

Thomas F. Lesinski
Chief Executive Officer and Director
National CineMedia, Inc.
6300 S. Syracuse Way, Suite 300
Centennial, Colorado 80111

> **Re: National CineMedia, Inc.**
> **Registration Statement on Form S-3**
> **Filed August 5, 2025**
> **File No. 333-289259**

Dear Thomas F. Lesinski:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Alyssa Wall at 202-551-8106 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Kevin Greenslade